82-4211

Grupo
CONTINENTAL
S.A.B.

[redacted]

08004136

July 24th, 2008.

SEC
Mail Processing
Section

JUL 28 2008

Washington, DC
101

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 13) of Grupo Continental, S.A.B., as of June 30th, 2008.

The above mentioned information is being provided to maintain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.B. (file number 82-4211).

PROCESSED
AUG 12 2008
THOMSON REUTERS

Very truly yours,

Javier Francisco Saldaña González
Chief Financial Officer

Encl.
JFSG'stc
GC'29

Avenida Hidalgo 2303 • C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 • C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 • Fax: (833) 241-2577

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

AL 30 DE JUNIO DE 2008 Y 2007 **CONSOLIDADO**

(MILES DE PESOS) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	**ACTIVO TOTAL**	**9,504,801**	**100**	**9,701,441**	**100**
s02	**ACTIVO CIRCULANTE**	**2,542,753**	**27**	**2,974,846**	**31**
s03	EFECTIVO E INVERSIONES TEMPORALES	1,141,097	12	1,567,367	16
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	396,887	4	432,999	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	98,716	1	78,775	1
s06	INVENTARIOS	900,865	9	848,801	9
s07	OTROS ACTIVOS CIRCULANTES	5,188	0	46,904	0
s08	**ACTIVO A LARGO PLAZO**	**1,288,824**	**14**	**1,056,802**	**11**
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	989,296	10	1,006,836	10
s11	OTRAS INVERSIONES	299,528	3	49,966	1
s12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**5,132,794**	**54**	**4,978,962**	**51**
s13	INMUEBLES	3,414,136	36	3,400,234	35
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	3,362,991	35	3,249,704	33
s15	OTROS EQUIPOS	3,387,949	36	3,268,298	34
s16	DEPRECIACIÓN ACUMULADA	5,071,827	53	4,967,997	51
s17	CONSTRUCCIONES EN PROCESO	39,545	0	28,723	0
s18	**ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)**	**536,895**	**6**	**537,572**	**6**
s19	**OTROS ACTIVOS**	**3,535**	**0**	**153,259**	**2**
s20	**PASIVO TOTAL**	**1,986,190**	**100**	**2,201,595**	**100**
s21	**PASIVO CIRCULANTE**	**961,277**	**48**	**1,003,999**	**46**
s22	PROVEEDORES	484,477	24	493,285	22
s23	CRÉDITOS BANCARIOS	0	0	0	0
s24	CRÉDITOS BURSÁTILES	0	0	0	0
s103	OTROS CRÉDITOS CON COSTO	0	0	0	0
s25	IMPUESTOS POR PAGAR	111,005	6	179,125	8
s26	OTROS PASIVOS CIRCULANTES SIN COSTO	365,795	18	331,589	15
s27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
s28	CRÉDITOS BANCARIOS	0	0	0	0
s29	CRÉDITOS BURSÁTILES	0	0	0	0
s30	OTROS CRÉDITOS CON COSTO	0	0	0	0
s31	**CRÉDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
s32	**OTROS PASIVOS LARGO PLAZO SIN COSTO**	**1,024,913**	**52**	**1,197,596**	**54**
s33	**CAPITAL CONTABLE**	**7,518,611**	**100**	**8,648,702**	**100**
s34	**CAPITAL CONTABLE MINORITARIO**	**8,545**	**0**	**7,755**	**0**
s35	**CAPITAL CONTABLE MAYORITARIO**	**7,510,066**	**100**	**7,492,091**	**87**
s36	**CAPITAL CONTRIBUIDO**	**994,418**	**13**	**994,418**	**11**
s79	CAPITAL SOCIAL PAGADO	953,750	13	953,750	11
s39	PRIMA EN VENTA DE ACCIONES	40,668	1	40,668	0
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	**CAPITAL GANADO (PERDIDO)**	**6,515,648**	**87**	**6,497,673**	**75**
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,515,648	87	8,523,089	99
s44	OTRO RESULTADO INTEGRAL ACUMULADO	0	0	-2,025,416	-23
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS **CONSOLIDADO**

(MILES DE PESOS) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	**EFECTIVO E INVERSIONES TEMPORALES**	**1,141,097**	**100**	**1,567,367**	**100**
s46	EFECTIVO	92,333	8	88,560	6
s47	INVERSIONES TEMPORALES	1,048,764	92	1,478,807	94
s07	**OTROS ACTIVOS CIRCULANTES**	**5,188**	**100**	**46,904**	**100**
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	5,188	100	46,904	100
s18	**ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)**	**536,895**	**100**	**537,572**	**100**
s48	GASTOS AMORTIZABLES (NETO)	517	0	612	0
s49	CRÉDITO MERCANTIL	536,378	100	536,960	100
s51	OTROS	0	0	0	0
s19	**OTROS ACTIVOS**	**3,535**	**100**	**153,259**	**100**
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s104	BENEFICIOS A LOS EMPLEADOS	0	0	149,468	98
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	3,535	100	3,791	2
s21	**PASIVO CIRCULANTE**	**961,277**	**100**	**1,003,999**	**100**
s52	PASIVOS EN MONEDA EXTRANJERA	1,299	0	23,071	2
s53	PASIVOS EN MONEDA NACIONAL	959,978	100	980,928	98
s26	**OTROS PASIVOS CIRCULANTES SIN COSTO**	**365,795**	**100**	**331,589**	**100**
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	365,795	100	331,589	100
s105	BENEFICIOS A LOS EMPLEADOS	0		0	
s27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	**CRÉDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
s65	CRÉDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	**OTROS PASIVOS LARGO PLAZO SIN COSTO**	**1,024,913**	**100**	**1,197,596**	**100**
s66	IMPUESTOS DIFERIDOS	812,466	79	831,296	69
s91	BENEFICIOS A LOS EMPLEADOS	212,447	21	366,300	31
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	**CAPITAL SOCIAL PAGADO**	**953,750**	**100**	**953,750**	**100**
s37	NOMINAL	15,000	2	15,000	2
s38	ACTUALIZACIÓN	938,750	98	938,750	98

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	**RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL**	**6,515,648**	**100**	**8,523,089**	**100**
s93	RESERVA LEGAL	52,549	1	52,549	1
s43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	5,502,428	84	7,532,253	88
s45	RESULTADO DEL EJERCICIO	810,671	12	788,287	9
s44	**OTRO RESULTADO INTEGRAL ACUMULADO**	**0**	**100**	**-2,025,416**	**100**
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	-876,560	43
s96	EFECTO ACUMULADO POR CONVERSIÓN	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACIÓN DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	0	0	-1,148,856	57
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

CONSOLIDADO

DATOS INFORMATIVOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
s72	CAPITAL DE TRABAJO	1,581,476	1,970,847
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGÜEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	63	63
s75	NUMERO DE EMPLEADOS (*)	5,078	4,982
s76	NUMERO DE OBREROS (*)	9,066	8,975
s77	NUMERO DE ACCIONES EN CIRCULACIÓN (*)	750,000,000	750,000,000
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 30 DE JUNIO DE 2008 Y 2007

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	**VENTAS NETAS**	**6,376,676**	**100**	**6,003,416**	**100**
r02	COSTO DE VENTAS	3,059,792	48	2,847,797	47
r03	**UTILIDAD (PÉRDIDA) BRUTA**	**3,316,884**	**52**	**3,155,619**	**53**
r04	GASTOS GENERALES	2,155,498	34	2,159,085	36
r05	**UTILIDAD (PÉRDIDA) DESPUES DE GTOS. GRALES.**	**1,161,386**	**18**	**996,534**	**17**
r08	OTROS INGRESOS Y (GASTOS), NETO	-100,829	-2	-62,911	-1
r06	RESULTADO INTEGRAL DE FINANCIAMIENTO	-9,625	0	53,131	1
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	74,679	1	86,489	1
r48	PARTIDAS NO ORDINARIAS	0	0	0	0
r09	**UTILIDAD (PÉRDIDA) ANTES DE IMPUESTOS A LA UTILIDAD**	**1,125,611**	**18**	**1,073,243**	**18**
r10	IMPUESTOS A LA UTILIDAD	313,584	5	283,500	5
r11	**UTILIDAD (PÉRDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS**	**812,027**	**13**	**789,743**	**13**
r14	OPERACIONES DISCONTINUADAS	0	0	0	0
r18	**UTILIDAD (PÉRDIDA) NETA CONSOLIDADA**	**812,027**	**13**	**789,743**	**13**
r19	PARTICIPACIÓN DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA	1,356	0	1,456	0
r20	**PARTICIPACION DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA**	**810,671**	**13**	**788,287**	**13**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	**VENTAS NETAS**	**6,376,676**	**100**	**6,003,416**	**100**
r21	NACIONALES	6,376,544	100	6,003,299	100
r22	EXTRANJERAS	132	0	117	0
r23	CONVERSIÓN EN DOLARES (***)	13	0	10	0
r08	**OTROS INGRESOS Y (GASTOS), NETO**	**-100,829**	**100**	**-62,911**	**100**
r49	OTROS INGRESOS Y (GASTOS), NETO	17,839	-18	44,898	-71
r34	P.T.U. CAUSADA	132,519	-131	112,567	-179
r35	P.T.U. DIFERIDA	-13,851	14	-4,758	8
r06	**RESULTADO INTEGRAL DE FINANCIAMIENTO**	**-9,625**	**100**	**53,131**	**100**
r24	INTERESES PAGADOS	6,857	-71	6,229	12
r42	UTILIDAD (PÉRDIDA) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	46,628	-484	49,109	92
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	UTILIDAD (PÉRDIDA) EN CAMBIOS NETO	-49,396	513	20,835	39
r28	RESULTADO POR POSICION MONETARIA	0	0	-10,584	-20
r10	**IMPUESTOS A LA UTILIDAD**	**313,584**	**100**	**283,500**	**100**
r32	IMPUESTO CAUSADO	330,892	106	303,378	107
r33	IMPUESTO DIFERIDO	-17,308	-6	-19,878	-7

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

CONSOLIDADO

OTROS CONCEPTOS DE RESULTADOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
r36	VENTAS TOTALES	6,482,908	6,110,819
r37	RESULTADO FISCAL DEL EJERCICIO	1,160,091	1,092,077
r38	VENTAS NETAS (**)	12,656,513	11,933,896
r39	RESULTADO DE OPERACIÓN (**)	2,294,902	1,939,652
r40	PARTICIPACIÓN DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA(**)	1,627,304	1,612,936
r41	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA(**)	1,628,093	1,615,101
r47	DEPRECIACIÓN Y AMORTIZACIÓN OPERATIVA	191,023	181,923

(**) INFORMACIÓN ÚLTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2008

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	**VENTAS NETAS**	**3,488,942**	**100**	**3,315,947**	**100**
rt02	COSTO DE VENTAS	1,647,063	47	1,540,782	46
rt03	**UTILIDAD (PÉRDIDA) BRUTA**	**1,841,879**	**53**	**1,775,165**	**54**
rt04	GASTOS GENERALES	1,109,051	32	1,074,298	32
rt05	**UTILIDAD (PÉRDIDA) DESPUES DE GTOS. GRALES.**	**732,828**	**21**	**700,867**	**21**
rt08	OTROS INGRESOS Y (GASTOS), NETO	-65,668	-2	-64,288	-2
rt06	RESULTADO INTEGRAL DE FINANCIAMIENTO	-12,041	0	14,885	0
rt12	PARTICIPACIÓN EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	34,898	1	34,172	1
rt48	PARTIDAS NO ORDINARIAS	0	0	0	0
rt09	**UTILIDAD (PÉRDIDA) ANTES DE IMPUESTOS A LA UTILIDAD**	**690,017**	**20**	**685,636**	**21**
rt10	IMPUESTOS A LA UTILIDAD	196,616	6	197,447	6
rt11	**UTILIDAD (PÉRDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS**	**493,401**	**14**	**488,189**	**15**
rt14	OPERACIONES DISCONTINUADAS	0	0	0	0
rt18	**UTILIDAD (PÉRDIDA) NETA CONSOLIDADA**	**493,401**	**14**	**488,189**	**15**
rt19	PARTICIPACIÓN DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA	284	0	236	0
rt20	**PARTICIPACIÓN DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA**	**493,117**	**14**	**487,953**	**15**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	**VENTAS NETAS**	**3,488,942**	**100**	**3,315,947**	**100**
rt21	NACIONALES	3,488,929	100	3,315,907	100
rt22	EXTRANJERAS	13	0	40	0
rt23	CONVERSIÓN EN DOLARES (***)	1	0	3	0
rt08	**OTROS INGRESOS Y (GASTOS), NETO**	**-65,668**	**100**	**-64,288**	**100**
rt49	OTROS INGRESOS Y (GASTOS), NETO	9,021	-14	9,496	-15
rt34	P.T.U. CAUSADA	82,010	-125	76,289	-119
rt35	P.T.U. DIFERIDA	-7,321	11	-2,505	4
rt06	**RESULTADO INTEGRAL DE FINANCIAMIENTO**	**-12,041**	**100**	**14,885**	**100**
rt24	INTERESES PAGADOS	3,357	-28	3,589	24
rt42	UTILIDAD (PÉRDIDA) EN ACTUALIZACIÓN DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	19,228	-160	20,704	139
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	UTILIDAD (PÉRDIDA) EN CAMBIOS NETO	-27,912	232	-5,164	-35
rt28	RESULTADO POR POSICIÓN MONETARIA	0	0	2,934	20
rt10	**IMPUESTOS A LA UTILIDAD**	**196,616**	**100**	**197,447**	**100**
rt32	IMPUESTO CAUSADO	205,481	105	212,067	107
rt33	IMPUESTO DIFERIDO	-8,865	-5	-14,620	-7

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS DE RESULTADOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACIÓN Y AMORTIZACIÓN OPERATIVA	97,023	91,556

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA

DEL 1 DE ENERO AL 30 DE JUNIO DE 2008 Y 2007

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c01	**UTILIDAD (PÉRDIDA) NETA CONSOLIDADA**	**812,028**	**789,743**
c02	+(-) PARTIDAS APLICADAS A RESULTADO QUE NO REQUIEREN UTILIZACIÓN DE RECURSOS	109,031	129,661
c03	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**921,059**	**919,404**
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	-142,480	113,145
c05	**RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACIÓN**	**778,579**	**1,032,549**
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	58,630	58,244
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	-1,500,000	-962,961
c08	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**-1,441,370**	**-904,717**
c09	**RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSIÓN**	**-216,972**	**-254,661**
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	-879,763	-126,829
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,020,860	1,694,196
c12	**EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO**	**1,141,097**	**1,567,367**

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	**+(-) PARTIDAS APLICADAS A RESULTADO QUE NO REQUIEREN UTILIZACIÓN DE RECURSOS**	**109,031**	**129,661**
c13	+ DEPRECIACIÓN Y AMORTIZACIÓN DEL EJERCICIO	191,023	181,923
c41	+ (-) OTRAS PARTIDAS	-81,992	-52,262
c04	**RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN**	**-142,480**	**113,145**
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	58,961	-51,857
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	-81,095	-50,577
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	9,076	127,761
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	-129,422	87,818
c06	**RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO**	**58,630**	**58,244**
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSÁTILES	0	0
c25	+ DIVIDENDOS COBRADOS	58,781	58,667
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACIÓN DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACIÓN DE FINANCIAMIENTOS BURSÁTILES	0	0
c29	(-) AMORTIZACIÓN DE OTROS FINANCIAMIENTOS	-151	-423
c42	+ (-) OTRAS PARTIDAS	0	0
c07	**RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO**	**-1,500,000**	**-962,961**
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	-1,500,000	-962,961
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	**RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSIÓN**	**-216,972**	**-254,661**
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICIÓN DE INMUEBLES, PLANTA Y EQUIPO	-232,157	-249,072
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	15,185	-5,589

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE FLUJO DE EFECTIVO (MÉTODO INDIRECTO)

PRINCIPALES CONCEPTOS

Impresión Final

(MILES DE PESOS) **CONSOLIDADO**

REF E	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
	ACTIVIDADES DE OPERACIÓN		
e01	**UTILIDAD (PÉRDIDA) ANTES DE IMPUESTOS A LA UTILIDAD**	1,125,611	0
e02	+(-) PARTIDAS SIN IMPACTO EN EL EFECTIVO	208,058	0
e03	+(-) PARTIDAS RELACIONADAS CON ACTIVIDADES DE INVERSIÓN	9,389	0
e04	+(-) PARTIDAS RELACIONADAS CON ACTIVIDADES DE FINANCIAMIENTO	5,179	0
e05	**FLUJO DERIVADO DEL RESULTADO ANTES DE IMPUESTOS A LA UTILIDAD**	1,348,237	0
e06	FLUJOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	-612,794	0
e07	**FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE OPERACIÓN**	735,443	0
	ACTIVIDADES DE INVERSIÓN		
e08	FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE INVERSIÓN	-109,876	0
e09	**EFECTIVO EXCEDENTE (REQUERIDO) PARA APLICAR EN ACTIVIDADES DE FINANCIAMIENTO**	625,567	0
	ACTIVIDADES DE FINANCIAMIENTO		
e10	FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO	-1,505,330	0
e11	**INCREMENTO (DISMINUCIÓN) NETO DE EFECTIVO Y DEMAS EQUIVALENTES DE EFECTIVO**	-879,763	0
e12	**DIFERENCIA EN CAMBIOS EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO**	0	0
e13	EFECTIVO Y EQUIVALENTES DE EFECTIVO AL PRINCIPIO DEL PERIODO	2,020,860	0
e14	**EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO**	1,141,097	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

ESTADO DE FLUJO DE EFECTIVO (MÉTODO INDIRECTO)

DESGLOSE DE PRINCIPALES CONCEPTOS

Impresión Final

(MILES DE PESOS) **CONSOLIDADO**

REF E	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
e02	**+(-) PARTIDAS SIN IMPACTO EN EL EFECTIVO**	208,058	0
e15	+ESTIMACIÓN DEL EJERCICIO	0	0
e16	+PROVISIÓN DEL EJERCICIO	158,946	0
e17	+ (-) OTRAS PARTIDAS NO REALIZADAS	49,112	0
e03	**+(-) PARTIDAS RELACIONADAS CON ACTIVIDADES DE INVERSIÓN**	9,389	0
e18	+ DEPRECIACIÓN Y AMORTIZACIÓN DEL EJERCICIO *	191,023	0
e19	(-)+ UTILIDAD O PÉRDIDA EN VENTA DE INMUEBLES, MAQUINARIA Y EQUIPO	-1,546	0
e20	+ PÉRDIDA POR DETERIORO	0	0
e21	(-)+ PARTICIPACIÓN EN ASOCIADAS Y NEGOCIOS CONJUNTOS	-74,679	0
e22	(-) DIVIDENDOS COBRADOS	-58,781	0
e23	(-) INTERESES A FAVOR	-46,628	0
e24	(-)+ OTRAS PARTIDAS	0	0
e04	**+(-) PARTIDAS RELACIONADAS CON ACTIVIDADES DE FINANCIAMIENTO**	5,179	0
e25	+ INTERESES DEVENGADOS	5,179	0
e26	+(-) OTRAS PARTIDAS	0	0
e06	**FLUJOS GENERADOS O UTILIZADOS EN LA OPERACIÓN**	-612,794	0
e27	+(-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	58,961	0
e28	+(-) DECREMENTO (INCREMENTO) EN INVENTARIOS	-81,095	0
e29	+(-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
e30	+(-) INCREMENTO (DECREMENTO) EN PROVEEDORES	9,076	0
e31	+(-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	-129,422	0
e32	+(-) IMPUESTOS A LA UTILIDAD PAGADOS O DEVUELTOS	-470,314	0
e08	**FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE INVERSIÓN**	-109,876	0
e33	- INVERSIÓN DE ACCS. CON CARÁCTER PERMANENTE	0	0
e34	+ DISPOSICIÓN DE ACCIONES CON CARÁCTER PERMANENTE	0	0
e35	- INVERSIÓN EN INMUEBLES, PLANTA Y EQUIPO	-252,800	0
e36	+ VENTA DE INMUEBLES, PLANTA Y EQUIPO	52,349	0
e37	- INVERSIÓN EN ACTIVOS INTANGIBLES	0	0
e38	+ DISPOSICIÓN DE ACTIVOS INTANGIBLES	0	0
e39	- OTRAS INVERSIONES CON CARÁCTER PERMANENTE	0	0
e40	+DISPOSICIÓN DE OTRAS INVERSIONES CON CARÁCTER PERMANENTE	0	0
e41	+ DIVIDENDOS COBRADOS	58,781	0
e42	+ INTERESES COBRADOS	46,628	0
e43	+(-) DECREMENTO (INCREMENTO) ANTICIPOS Y PRESTAMOS A TERCEROS	0	0
e44	+(-) OTRAS PARTIDAS	-14,834	0
e10	**FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO**	-1,505,330	0
e45	+ FINANCIAMIENTOS BANCARIOS	0	0
e46	+ FINANCIAMIENTOS BURSÁTILES	0	0
e47	+ OTROS FINANCIAMIENTOS	0	0
e48	(-) AMORTIZACIÓN DE FINANCIAMIENTOS BANCARIOS	0	0
e49	(-) AMORTIZACIÓN DE FINANCIAMIENTOS BURSÁTILES	0	0
e50	(-) AMORTIZACIÓN DE OTROS FINANCIAMIENTOS	0	0
e51	+(-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
e52	(-) DIVIDENDOS PAGADOS	-1,500,000	0
e53	+ PRIMA EN VENTA DE ACCIONES	0	0
e54	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
e55	- INTERESES PAGADOS	-5,179	0
e56	- RECOMPRA DE ACCIONES	0	0
e57	+(-) OTRAS PARTIDAS	-151	0

* EN CASO DE QUE DICHO IMPORTE SEA DIFERENTE A LA CUENTA R47 DEBERÁ EXPLICAR EN NOTAS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

DATOS POR ACCIÓN

CONSOLIDADO

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE		IMPORTE	
d01	UTILIDAD BÁSICA POR ACCIÓN ORDINARIA (**)	$	2.17	$	2.15
d02	UTILIDAD BÁSICA POR ACCIÓN PREFERENTE (**)	$	0.00	$	0.00
d03	UTILIDAD DILUIDA POR ACCIÓN (**)	$	0.00	$	0.00
d04	UTILIDAD (PÉRDIDA) ANTES DE OPERACIONES DISCONTINUADAS POR ACCIÓN ORDINARIA (**)	$	2.17	$	2.15
d05	EFECTO DE OPERACIONES DISCONTINUADAS SOBRE LA UTILIDAD (PÉRDIDA) POR ACCIÓN (**)	$	0.00	$	0.00
d08	VALOR EN LIBROS POR ACCIÓN	$	10.01	$	9.99
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCIÓN	$	2.00	$	1.25
d10	DIVIDENDO EN ACCIONES POR ACCIÓN		0.00 acciones		0.00 acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.53 veces		2.48 veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BÁSICA POR ACCIÓN ORDINARIA (**)		11.66 veces		11.51 veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BÁSICA POR ACCIÓN PREFERENTE (**)		0.00 veces		0.00 veces

(**) INFORMACIÓN ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

RAZONES Y PROPORCIONES **CONSOLIDADO**

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA A VENTAS NETAS	12.73	%	13.15	%
p02	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA A CAPITAL CONTABLE (**)	21.65	%	18.67	%
p03	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA A ACTIVO TOTAL (**)	17.13	%	16.65	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	93.46	%	58.63	%
p05	RESULTADO POR POSICIÓN MONETARIA A UTILIDAD (PÉRDIDA) NETA CONSOLIDADA	0.00	%	-1.34	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.33	veces	1.23	veces
p07	VTAS NETAS A INMUEBLES, PLANTA Y EQUIPO (NETO) (**)	2.47	veces	2.40	veces
p08	ROTACIÓN DE INVENTARIOS(**)	6.70	veces	6.68	veces
p09	DIAS DE VENTAS POR COBRAR	10	dias	11	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	20.90	%	22.69	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.26	veces	0.25	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.07	%	1.05	%
p14	PASIVO A LARGO PLAZO A INMUEBLES, PLANTA Y EQUIPO (NETO)	0.00	%	0.00	%
p15	UTILIDAD (PÉRDIDA)DESPUES DE GTOS. GRALES. A INTERESES PAGADOS	169.37	veces	159.98	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	6.37	veces	5.42	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.65	veces	2.96	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.71	veces	2.12	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.28	veces	1.35	veces
p20	EFECTIVO E INVERSIONES TEMPORALES A PASIVO CIRCULANTE	118.71	%	156.11	%

(**) INFORMACION ULTIMOS DOCE MESES

ESCENARIO ECONÓMICO

Con seis meses transcurridos de este año 2008, el panorama mundial se ha mostrado difícil para todos los mercados, principalmente por la presión de los altos precios del petróleo, insumos y alimentos. Por otra parte, la incertidumbre de la economía de los Estados Unidos ha propiciado sobresaltos económicos y financieros, lo que nos hace prever retos muy importantes para el resto del presente año.

En México, como consecuencia de los avances en política económica de los últimos años, así como la fortaleza de sus reservas internacionales y con la confianza de los capitales que han entrado al país, se ha permitido disminuir sustancialmente los impactos de esta situación.

Por otro lado, la próxima elección presidencial de nuestro principal socio comercial genera expectativas de cambios políticos y económicos a nivel mundial.

Con la propuesta de la reforma energética discutiéndose en el Congreso de la Unión, confiamos que se llegará a un acuerdo que beneficie a nuestro país, lo que permitirá enfrentar las necesidades de energía y empleo.

LA OPERACIÓN Y SUS RESULTADOS

El volumen de ventas del semestre, incluyendo bonificaciones y muestreos ascendió a 210 millones de cajas unidad, que representa un 4.3% más de lo que vendimos en el primer semestre del año anterior.

Como resultado de la administración de ingresos y mezcla de presentaciones, el precio promedio por caja unidad, sin incluir garrafón y bidón, fue de $40.17.

Dentro de nuestro programa de imagen destacan la 11ª Copa Coca-Cola de futbol, con la participación de más de 5,000 equipos a nivel nacional de jóvenes menores de 15 años y el programa Konec-t Coca-Cola.

Se realizaron además las campañas de Destapa la Felicidad, Fanta Play, El Depa Coca-Cola Light, Todos a la mesa con Coca-Cola y la de Detallista Seguro.

De los lanzamientos de nuevos productos realizados en este primer semestre, el más destacable es el de Jugos del Valle en todas sus presentaciones, que contribuyó con un volumen incremental de 1.8 millones de cajas unidad.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a 253 millones de pesos, las cuales se realizaron con el flujo de operación, sin recurrir a contratación de deuda.

LIQUIDEZ

El saldo en efectivo e inversiones de fácil realización alcanzó 1,141 millones de pesos, mostrando la excelente liquidez que guarda el negocio; seguimos manteniendo nuestro pasivo con costo en cero. Nuestros estados financieros reflejan un flujo de efectivo de operación creciendo 14.8% al mes de junio de 2008 alcanzando 1,352 millones de pesos.

ACTIVIDADES DE LA COMPAÑÍA

Grupo Continental, S.A.B. (la "Compañía") es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1 . PRINCIPALES POLITICAS CONTABLES Y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social, todas ellas establecidas en territorio nacional. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes:

a)Reconocimiento de los efectos de la inflación en la información financiera

Para efectos de comparabilidad y de acuerdo a lo establecido en la NIF B-10 "Efectos de la inflación" e INIF-9 "Presentación de Estados Financieros comparativos por la entrada en vigor de la NIF B-10", la Compañía y sus subsidiarias consolidadas actualizan las cifras correspondientes al ejercicio anterior, en términos de poder adquisitivo de la moneda al cierre del mes de diciembre 2007.

b)Efectivo e inversiones temporales

El efectivo consiste en depósitos en cuentas bancarias que no generan interés. Las inversiones temporales corresponden a inversiones de renta fija a corto plazo cuyo vencimiento original es menor a tres meses. Estas inversiones se expresan al costo más los rendimientos devengados. El valor así determinado es semejante a su valor de mercado.

c)Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d)Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones en donde la Compañía no tiene influencia significativa se registran a su costo de adquisición. Las cifras correspondientes al ejercicio anterior se expresan en términos de poder adquisitivo de la moneda al cierre del mes de diciembre 2007.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo de adquisición; en el caso de las adquisiciones efectuadas en el ejercicio 2007 y anteriores, se muestran actualizadas a pesos de cierre de diciembre 2007. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas; las cifras correspondientes al ejercicio anterior se expresan en términos de poder adquisitivo de la moneda al cierre del mes de diciembre 2007. De acuerdo con las disposiciones del Boletín B-7, "Adquisiciones de negocios", este crédito mercantil está sujeto a la prueba de deterioro mencionada en el siguiente inciso.

h) Deterioro en el valor de los activos de larga duración y su disposición

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, "Deterioro en el valor de los activos de larga duración y su disposición". Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año como una pérdida por deterioro. Cuando se tiene la intención de vender activos, éstos se presentan en los estados financieros a su valor actualizado o de realización, el menor.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado.

En el plan de pensiones de dos subsidiarias, la edad de retiro es de 65 años, debiendo tener como mínimo 15 años de servicio. Una parte del plan de estas dos empresas es de "beneficios definidos" y otra de "contribución definida", en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad, de la indemnización legal y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en la NIF D-3, elaborados por peritos independientes. Dicha NIF requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en la NIF D-4, "Impuestos a la utilidad" y NIF D-3 "Beneficios a los empleados". El método que se establece en estas NIF para determinar la base de cálculo del impuesto sobre la renta y PTU diferidos, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR y PTU que estarán vigentes al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido.

Grupo Continental, S.A.B. determina el ISR del año con base en el resultado fiscal consolidado.

k) Uso de estimaciones

La preparación de estados financieros de acuerdo con las NIF, requiere el uso de estimaciones confiables de eventos que no son susceptibles de ser cuantificados con exactitud a la fecha de emisión de los estados financieros. Los resultados reales podrían diferir de las estimaciones realizadas.

l)Transacciones en dólares

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general.

Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

m)Actualización de la inversión de los accionistas

Con la entrada en vigor de la NIF B-10 "Efectos de la inflación" a partir de enero 2008, la Compañía y sus subsidiarias consolidadas, reclasificaron el saldo al 31 de diciembre 2007 de la cuenta exceso o insuficiencia en la actualización de la inversión de los accionistas a la cuenta de resultados acumulados.

n)Reconocimiento de ingresos

Los ingresos se reconocen en el período en el que se transfieren los beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos productos en cumplimiento de sus pedidos. Las ventas netas corresponden a los productos vendidos a precio de lista, neto de las devoluciones y de los descuentos otorgados.

o)Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y promoción, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 41% de ciertos programas de publicidad y promoción, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 55% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p)Resultado monetario

Con la entrada en vigor de la NIF B-10 "Efectos de la inflación" a partir de enero 2008, la Compañía y sus subsidiarias consolidadas, ya no determinan el efecto del REPOMO. En el caso del ejercicio 2007, el efecto se calculó en base a la normatividad vigente y se muestra actualizado a pesos de cierre de diciembre 2007.

q)Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta.

r)Concentración de riesgos

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

Las ventas de refresco y agua purificada que la Compañía realiza, corresponden a productos de marcas propiedad de The Coca-Cola Company. La Compañía tiene celebrado un contrato de franquicia con esta empresa, el cual vence en julio de 2014 y se considera que al término de su vigencia sea nuevamente renovado. De acuerdo con dicho contrato, los concentrados que se utilizan para la preparación de los diferentes productos deben ser suministrados exclusivamente por dicha empresa.

s)Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta de acuerdo con las NIF aplicables. En el caso del ejercicio 2007, este concepto incluye la utilidad neta y los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido, actualizados a pesos de cierre de diciembre 2007.

t)Información financiera por segmentos

Grupo Continental, S. A. B. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

u)Estado de resultados

A partir del 1° de enero de 2007 se encuentra vigente la NIF B-3 "Estado de resultados", la cual establece los criterios generales para la presentación y estructura del estado de resultados, relativa a los requerimientos de contenido y normas generales de revelación, clasificando dicho estado financiero por su función, es decir, en rubros genéricos por los tipos de costos y gastos atendiendo a su contribución a los diferentes niveles de utilidad o pérdida de dicho estado.

v)Normas de Información Financiera y nuevos pronunciamientos

A partir del 1° de enero de 2008, se encuentran en vigor nuevos pronunciamientos normativos emitidos por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF),

los cuales deberán ser observados para la presentación de información financiera. Una síntesis de las nuevas disposiciones normativas se describe a continuación:

NIF B-2 "Estado de flujos de efectivo"

Esta NIF elimina el Boletín B-12 "Estado de cambios en la situación financiera" y establece como obligatoria la emisión del estado de flujos de efectivo, determinado sobre la base de valores nominales de las partidas monetarias y no monetarias, sin incluir efectos de inflación.
En dicho estado, deben presentarse los flujos de efectivo de operación seguidos de los relativos a inversión y finalmente los de financiamiento.

NIF B-10 "Efectos de la Inflación"

Se efectuaron algunos cambios al anterior Boletín B-10 para adecuarlo a las circunstancias actuales. Los cambios más importantes son los siguientes:
* Se establece la obligación de reconocer los efectos de la inflación únicamente en entornos inflacionarios (inflación igual o mayor al 26% acumulada en los tres ejercicios anuales anteriores).
* Se incluye la opción de utilizar el valor de las unidades de inversión (UDIS) en lugar del INPC.
* Se elimina la posibilidad de utilizar valores de reposición para actualizar el valor de los inventarios, así como la indización específica para activos fijos.
* El exceso o insuficiencia en la actualización de la inversión de los accionistas se puede reclasificar a resultados acumulados.

NIF D-3 "Beneficios a los empleados"

Esta NIF adecua la estructura del anterior Boletín D-3, identificando tres tipos de beneficios a los empleados: beneficios directos a corto y largo plazo, beneficios por terminación de la relación laboral y beneficios al retiro.
Entre los cambios más relevantes se destacan los siguientes:

* Se consideran períodos más cortos para la amortización de partidas pendientes de amortizar.
* Se elimina el tratamiento relativo al reconocimiento de un pasivo adicional, así como del activo intangible correlativo.
* A los beneficios por terminación laboral se les da el tratamiento de una provisión que debe reconocerse directamente en resultados.
* Se incorpora a esta NIF la participación a los trabajadores en las utilidades de las empresas (PTU). Hasta el 31 de diciembre de 2007 se reconocía la PTU diferida sobre las diferencias temporales que surgían de la conciliación entre la utilidad contable y la fiscal y, a partir de 2008, se deberá determinar la PTU diferida calculada con base al método de activos y pasivos, tal y como lo define la NIF D-4 "Impuestos a la utilidad".

NIF D-4 "Impuestos a la utilidad"

Esta NIF se modifica incorporando diversos cambios entre los que destacan:
* La PTU causada y diferida se considera un gasto ordinario, por lo que las disposiciones normativas de reconocimiento contable que le son relativas se reubican en la NIF D-3 "Beneficios a los empleados".

* El impuesto al activo se reconoce como un crédito fiscal sólo cuando exista la probabilidad de acreditarlo contra el impuesto a la utilidad de períodos futuros.
* Se establecen los casos en que la aplicación inicial de esta norma debe hacerse con base en el método retrospectivo prescrito en la NIF B-1, "Cambios contables y correcciones de errores".
* Se requiere que el saldo del efecto acumulado de ISR diferido se reclasifique a los resultados de ejercicios anteriores.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de junio de 2008
Edificios	$ 2,504,741
Equipo de fábrica	3,236,141
Equipo anticontaminante	126,849
Equipo de transporte	1,871,790
Mobiliario y otros equipos	1,509,501
	9,249,022
Depreciación acumulada	(5,071,827)
	4,177,195
Terrenos	909,395
Obras y equipo en proceso y anticipos	46,204
	$ 5,132,794

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

Inmuebles (edificios)	2.1%
Maquinaria (equipo de fábrica)	5.6%
Equipo anticontaminante	4.6%
Equipo de transporte	6.9%
Mobiliario y otros equipos	12.8%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad,plan de pensiones e indemnización legal derivados de la aplicación de la NIF D-3 del CINIF son:

Prima de antigüedad - Retiro	$ 33,249
Plan de pensiones - Retiro	106,968
Prima de antigüedad - Terminación	39,230
Indemnización legal - Terminación	33,000
	$ 212,447

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750'000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2007 la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, que se incluye en el renglón S-43 de los estados financieros.

Al 30 de junio de 2008 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desgloce de los principales conceptos en el estado de resultados consolidado).

NOTA 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de junio del 2008.

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En este último se incluye un pasivo por:

ISR diferido (D-4)	$ 669,104
ISR diferido fiscal	1,570
PTU diferido (D-3)	141,792
	$ 812,466

NOTA 9. PARTIDAS NO ORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Jul-07	154,816	154,816	125.564	122.238	159,028
Ago-07	319,254	164,438	125.564	122.736	168,227
Sep-07	449,628	130,374	125.564	123.689	132,350
Oct-07	581,790	132,162	125.564	124.171	133,645
Nov-07	698,489	116,699	125.564	125.047	117,181
Dic-07	804,691	106,202	125.564	125.564	106,202
Ene-08	891,809	87,118			87,118
Feb-08	991,386	99,577			99,577
Mar-08	1,122,245	130,859			130,859
Abr-08	1,300,417	178,172			178,172
May-08	1,473,482	173,065			173,065
Jun-08	1,615,362	141,880			141,880
		1,615,362			1,627,304

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **CONTAL** TRIMESTRE **02** AÑO **2008**

GRUPO CONTINENTAL, S.A.B.

RELACIÓN DE INVERSIÓN EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.99
EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99
EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.99
EMBOTELLADORA LA FAVORITA, S.A DE C.V.	EMBOTELLADORA	44,473,809	99.99
EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99
EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99
EMBOTELLADORA SAN LUIS , S.A. DE C.V.	EMBOTELLADORA	50,559,117	99.99
EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	19,049,998	99.99
INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99
FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99
CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99
FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	39,999,999	99.99
FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99
FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99
FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99
GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99
SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	82,789,997	99.99
SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00
ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	3,599,998	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **CONTAL** TRIMESTRE **02** AÑO **2008**

GRUPO CONTINENTAL, S.A.B.

RELACIÓN DE INVERSIÓN EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	71,306	14.26	8,895	72,690
ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	24.41	6,524	111,601
PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	805,005
TOTAL DE INVERSIONES EN ASOCIADAS				80,494	989,296
OTRAS INVERSIONES PERMANENTES					299,528
TOTAL					1,288,824

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **CONTAL**

TRIMESTRE **02** AÑO **2008**

GRUPO CONTINENTAL, S.A.B.

DESGLOSE DE CRÉDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CRÉDITO/INSTITUCIÓN	CON INSTITUCIÓN EXTRANJERA	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERÉS y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS																
COMERCIO EXTERIOR																
CON GARANTÍA																
BANCA COMERCIAL																
OTROS																
TOTAL BANCARIOS					0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 02 AÑO 2008

DESGLOSE DE CRÉDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CRÉDITO/INSTITUCIÓN	CON INSTITUCIÓN EXTRANJERA	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERÉS y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES																
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)																
QUIROGRAFARIOS																
CON GARANTÍA																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
CON GARANTÍA																
TOTAL BURSÁTILES Y COLOCACIONES PRIVADAS					0	0	0	0	0	0	0	0	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 02 AÑO 2008

GRUPO CONTINENTAL, S.A.B.

DESGLOSE DE CRÉDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CRÉDITO/INSTITUCIÓN	CON INSTITUCIÓN EXTRANJERA	FECHA CONCERTACIÓN	FECHA DE VENCIMIENTO		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES																
DIVERSOS	NA	21/12/2007	21/12/2008		0	483,178	0	0	0	0						
DIVERSOS	SI	31/12/2007	31/07/2008								0	1,299	0	0	0	0
TOTAL PROVEEDORES					0	483,178	0	0	0	0	0	1,299	0	0	0	0
OTROS CRÉDITOS CON COSTO A CORTO Y LARGO PLAZO (S103 Y S30)																
	NA				0	0	0	0	0	0						
	NO										0	0	0	0	0	0
TOTAL OTROS CRÉDITOS CON COSTO A CORTO Y LARGO PLAZO					0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES SIN COSTO (S26)																
DIVERSOS	NA				0	365,795					0	0				
TOTAL OTROS PASIVOS CIRCULANTES SIN COSTO					0	365,795	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					0	848,973	0	0	0	0	0	1,299	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

POSICIÓN MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICIÓN EN MONEDA EXTRANJERA	DÓLARES (1)		OTRAS MONEDAS (1)		TOTAL MILES DE PESOS
	MILES DE DÓLARES	MILES DE PESOS	MILES DE DÓLARES	MILES DE PESOS	
ACTIVO MONETARIO	**68,043**	**701,033**	**0**	**0**	**701,033**
PASIVO	**126**	**1,299**	**0**	**0**	**1,299**
CORTO PLAZO	126	1,299	0	0	1,299
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**67,917**	**699,734**	**0**	**0**	**699,734**

(1) EN LA SECCIÓN DE OBSERVACIONES SE DEBE ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $10.3028 US DOLLAR PUBLICADO POR EL BANCO DE MÉXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN POR EL ÚLTIMO DÍA HÁBIL DEL MES QUE SE REPORTA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

CEDULA DE INTEGRACIÓN Y CÁLCULO DE RESULTADO POR POSICIÓN MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICIÓN MONETARIA (ACTIVA) PASIVA	INFLACIÓN MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	0	0	0	0.00	0
FEBRERO	0	0	0	0.00	0
MARZO	0	0	0	0.00	0
ABRIL	0	0	0	0	0
MAYO	0	0	0	0	0
JUNIO	0	0	0	0	0
ACTUALIZACIÓN					0
CAPITALIZACIÓN					0
EMP. EXTRANJERAS					0
OTROS					0
TOTAL					0

DATOS INFORMATIVOS:	
REPOMO CAPITALIZADO	0

OBSERVACIONES

DE ACUERDO A LA NIF B-10 "EFECTOS DE LA INFLACIÓN" CON APLICACIÓN A PARTIR DE ENERO DE 2008, LA ECONOMÍA SE ENCUENTRA EN UN ENTORNO NO INFLACIONARIO, POR LO CUAL NO APLICA EL CÁLCULO DE LA POSICIÓN MONETARIA.

INSTRUMENTOS DE DEUDA

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCIÓN Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
REGION OCCIDENTE	EMBOTELLADORA	48,775	72.60
REGION CENTRO	EMBOTELLADORA	37,570	70.63
REGION NORTE	EMBOTELLADORA	29,798	46.68
TOTAL GRUPO	EMBOTELLADORA	116,143	65.31
CONCENTRADOS INDUSTRIALES, S.A	FABRICA DE CONCENTRADOS	527	61.14

OBSERVACIONES

1)
- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 465 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **CONTAL** TRIMESTRE **02** AÑO **2008**

GRUPO CONTINENTAL, S.A.B.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

MATERIAS PRIMAS	PRINCIPALES PROVEEDORES	ORIGEN	SUST. NAL.	% COSTO PRODUCCIÓN TOTAL
CONCENTRADO	COCA-COLA DE MEXICO	Nacional	SI	34.33
AZUCAR	P.I.A.S.A. (ASOCIADA)	Nacional	SI	17.03
ENVASE NO RETORNABLE	VITRO, S.A. E INNOPACK.	Nacional	SI	25.78
CORCHOLATAS Y TAPAS	TAPON CORONA E INNOPACK	Nacional	SI	3.51

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **CONTAL** TRIMESTRE **02** AÑO **2008**

GRUPO CONTINENTAL, S.A.B.

DISTRIBUCIÓN DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
BEBIDAS NO	205,097	6,334,665	0.00	COCA-COLA,	DETALLISTAS EN
ALCOHOLICAS LISTAS	0	0	0.00	COCA-COLA LIGHT,	GENERAL
PARA TOMAR (NARTD)	0	0	0.00	COCA-COLA ZERO,	
	0	0	0.00	FANTA, FANTA ZERO,	
	0	0	0.00	SPRITE, SPRITE ZERO,	
	0	0	0.00	FRESCA, FRESCA ZERO,	
	0	0	0.00	LIFT, LIFT ZERO,	
	0	0	0.00	DELAWARE PUNCH,	
	0	0	0.00	SENZAO, NESTEA,	
	0	0	0.00	POWERADE,	
	0	0	0.00	BURN, TAB, GLADIATOR	
	0	0	0.00	SEAGRAM'S AQUA QUINA	
	0	0	0.00	SEAGRAM'S GINGER ALE	
	0	0	0.00	SEAGRAM'S CLUB SODA,	
	0	0	0.00	CIEL,	
	0	0	0.00	CIEL MINERALIZADA,	
	0	0	0.00	CIEL AQUARIUS,	
	0	0	0.00	AQUARIUS TWIST,	
	0	0	0.00	CIEL NATURAE,	
	0	0	0.00	MINUTE MAID,	
	0	0	0.00	JUGOS DEL VALLE Y	
	0	0	0.00	GLACEAU	
DIVERSOS	0	41,879	0.00	DIVERSAS	DIVERSOS
EXTRANJERAS					
SERVICIOS DE	0	132	0.00	COINSA	DIVERSOS
ANALISIS QUIMICOS	0	0	0.00		
TOTAL		6,376,676			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **CONTAL** TRIMESTRE **02** AÑO **2008**

GRUPO CONTINENTAL, S.A.B.

DISTRIBUCIÓN DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACIÓN					
SERVICIOS DE	0	132	COSTA RICA	COINSA	DIVERSOS
ANALISIS QUIMICOS	0	0			
SUBSIDIARIAS EN EL EXTRANJERO					
TOTAL		132			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE LAS VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS DETERMINADOS, SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES, A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFÓN DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACIÓN EN EL MERCADO NO ES DETERMINABLE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

CONSOLIDADO

Impresión Final

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **CONTAL** TRIMESTRE: **02** AÑO: **2008**

GRUPO CONTINENTAL, S.A.B.

TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

CONSOLIDADO

Impresión Final

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **CONTAL** TRIMESTRE **02** AÑO **2008**

GRUPO CONTINENTAL, S.A.B.

INTEGRACIÓN DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPÓN VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCIÓN FIJA	PORCIÓN VARIABLE	MEXICANOS	LIBRE SUSCRIPCIÓN	FIJO	VARIABLE
*	0.02000	0	750,000,000	0	0	750,000,000	15,000	0
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACIÓN: 750,000,000

OBSERVACIONES

82-4211

S66: IMPUESTOS DIFERIDOS

EN ESTE RENGLON SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 669,104
ISR DIFERIDO FISCAL	1,570
PTU DIFERIDO (D-3)	141,792
	$ 812,466

S91: PASIVOS LABORALES

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD, PLAN DE PENSIONES E INDEMNIZACIÓN LEGAL DERIVADOS DE LA APLICACIÓN DE LA NIF D-3 DEL CINIF SON:

PRIMA DE ANTIGÜEDAD - RETIRO	$ 33,249
PLAN DE PENSIONES - RETIRO	106,968
PRIMA DE ANTIGÜEDAD - TERMINACIÓN	39,230
INDEMNIZACIÓN LEGAL - TERMINACIÓN	33,000
	$ 212,447

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

END